

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

<u>Via Facsimile</u>
Reza Meshgin
President and Chief Executive Officer
Multi-Fineline Electronix, Inc.
8659 Research Drive
Irvine, California 92618

   Re: Multi-Fineline Electronix, Inc.
      Form 10-K for the Fiscal Year Ended September 30, 2012
      Filed November 16, 2012
      File No. 000-50812

Dear Mr. Meshgin:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Barbara C. Jacobs

        Barbara C. Jacobs
        Assistant Director